SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 5)
                             ______________________

                    Shelter Properties VI Limited Partnership
                              (Name of the Issuer)

                            LIMITED PARTNERSHIP UNITS
                                 (Title of Class
                                 of Securities)

                                      NONE
                             (CUSIP Number of Class
                                 of Securities)
                             ______________________

                               John K. Lines, Esq.
                          General Counsel and Secretary
                         Insignia Financial Group, Inc.
                          One Insignia Financial Plaza
                              Greenville, SC 29602
                                 (864) 239-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     Insignia Financial Group, Inc.

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     8,360 Units of Limited Partnership Interest ("Units")
                  (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     8,360 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,360 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     19.8%

14.      Type of Reporting Person
     CO

1.   Name of Reporting Person
     Insignia Properties, L.P.

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     8,360 Units of Limited Partnership Interest ("Units")
         (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     8,360 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,360 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     19.8%

14.      Type of Reporting Person
     PN

1.   Name of Reporting Person
     Andrew L. Farkas

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     United States

7.   Sole Voting Power
     None

8.   Shared Voting Power
     8,360 Units of Limited Partnership Interest ("Units")
         (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     8,360 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,360 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     19.8%

14.      Type of Reporting Person
     IN

1.   Name of Reporting Person
     Insignia Properties Trust

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a) __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       __________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     8,360 Units of Limited Partnership Interest ("Units")
         (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     8,360 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,360 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                  ______

13.  Percent of Class Represented by Amount in Row (11)
     19.8%

14.      Type of Reporting Person
     OO

                  The undersigned hereby amend the statement on Schedule 13D filed with the Securities and Exchange Commission (the
"Commission") on their behalf on May 30, 1995, the Amendment No.
1 to the Schedule 13D filed with the Commission on their behalf on June 14, 1995, the Amendment No. 2 to the Schedule 13D filed with the Commission on their behalf on June 21, 1995, the Amendment No. 3 to the Schedule 13D filed with the Commission on their behalf on July 3, 1995, and the Amendment No. 4 to the
Schedule 13D filed with the Commission, via EDGAR, on their behalf on November 27, 1995. This Amendment No. 5 is being filed as a result of a Limited Partnership Unit Contribution Agreement, dated as of December 31, 1996, by and among Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), and certain other parties set forth therein (the "Contribution Agreement"), an Assignment and Assumption Agreement, dated as of December 31,
1996, by and among Shelter Realty VI Corporation, a South
Carolina corporation and subsidiary of Insignia Financial Group, Inc., a Delaware corporation ("Shelter VI"), IPLP, Insignia
Properties Trust, a Maryland real estate investment trust
("IPT"), and certain other parties set forth therein (the
"Assignment and Assumption Agreement"), and open-market purchases by IPLP during February 1997.


Item 1.  Security and Issuer


     The name of the issuer is Shelter Properties VI Limited Partnership, a South Carolina limited partnership (the "Partnership"), and the address of its principal executive offices is c/o Insignia Financial Group, Inc., One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602. The title and class of equity securities to which this statement relates is the Partnership's Units of Limited Partnership Interest ("Units").


Item 2. Identity and Background


     The names and business  addresses of the persons filing this statement are:
(i) Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602;
(ii) Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; (iii) Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; and (iv) Mr. Andrew L. Farkas, a United States citizen who is the Chairman, Chief Executive

Officer and President of Insignia and Chairman of the Board of Trustees of IPT and who has an office c/o Insignia, One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602 (Mr. Farkas, together with Insignia, IPT and IPLP are collectively referred to as the "Reporting Persons"). The name, business address, present principal occupation or employment and citizenship of each director or trustee and executive officer of Insignia, IPT and IPLP, other than Mr. Farkas (collectively the "Other Officers and Directors"), have been set forth in
Schedule I. During the past five years no Reporting Person, nor to the best knowledge of the Reporting Persons any Other Officer and Director, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Insignia is a fully integrated real estate services organization specializing in the operation and ownership of securitized real estate assets. Insignia is the largest property manager in the United States, has been the largest manager of multi-family residential properties since 1992, and is among the largest managers of commercial properties. Insignia's real estate services include property management, providing all of the day-to-day services necessary to operate a property, whether residential or commercial; asset management, including long-term financial planning, monitoring and implementing capital improvement plans, and development and execution of refinancings and dispositions; real estate leasing and brokerage; maintenance and construction services; marketing and advertising; investor reporting and accounting; and investment banking, including assistance in workouts and restructurings, mergers and acquisitions, and debt and equity securitizations. Through its subsidiary, Compleat Resource Group, Inc., Insignia markets consumer goods and services to the residents and owners of multi-family properties, including properties which Insignia manages.

         Insignia provides property and/or asset management services for over 2,500 properties, which include approximately 283,000 residential units, and approximately 107 million square feet of commercial space, located in over 500 cities in 48 states.
Insignia currently provides partnership administration services to approximately 900 limited partnerships having approximately 400,000 limited partners. Insignia also owns, largely through Insignia Properties, L.P., limited partner interests (ranging from approximately 4% to 54% of the outstanding interests) in 28 real estate limited partnerships which in the aggregate own 143 properties with approximately 38,100 residential apartment units and approximately 865,000 square feet of commercial space located in 83 cities and 28 states. Insignia is a public company whose stock is traded on the New York Stock Exchange under the symbol
IFS.

         Insignia holds a 94.4% interest in IPT. IPT holds the general partner interest in IPLP Market Ventures, L.L.C., a Delaware limited liability company ("Ventures"), is a wholly-owned subsidiary of Insignia which acquired its Units in a series of purchases on the open market. SP VI Acquisition, L.L.C., a Delaware limited liability company ("Acquisition VI"), is a wholly-owned subsidiary of Insignia which acquired its Units through a tender offer.

Item 3. Sources and Amount of Funds or Other Consideration

         See Item 4.


Item 4.  Purpose of Transaction


         On January 1, 1997, pursuant to the Contribution Agreement, dated as of December 31, 1996, Ventures and Acquisition VI contributed 168 and 8,032 Units to IPLP, respectively, in exchange for which IPLP issued limited partner units in IPLP to Insignia.

         On January 1, 1997, pursuant to the Assignment and Assumption Agreement, dated as of December 31, 1996, Shelter VI assigned 100 Units to IPLP in exchange for which IPLP delivered to IPT (the sole shareholder of Shelter VI) units of general partnership interest of IPLP.

         On February 11, 1997, IPLP purchased 5 Units for an aggregate cost of $1,325.00. On February 12, 1997, IPLP purchased 50 Units for an aggregate cost of $15,575.00. On
February 27, 1997, IPLP purchased 5 Units for an aggregate cost of $1,636.50.

Item 5. Interest in Securities of the Issuer


     a. The Reporting Persons (other than IPLP) may be deemed to be the beneficial owner of the aggregate number of Units directly owned by IPLP and set forth in Row 11 of the Cover Page, equalling the percentage ownership set forth in Row 13 of the Cover Page. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 28.4% of its outstanding common stock.
Accordingly, Mr. Farkas may be deemed to control Insignia and to beneficially own the Units to the extent that Insignia may be deemed to beneficially own such Units.

         b.       See Item 4 above.

         c. On February 11, 1997, IPLP purchased 5 Units for an aggregate cost of $1,325.00. On February 12, 1997, IPLP purchased 50 Units for an aggregate cost of $15,575.00. On
February 27, 1997, IPLP purchased 5 Units for an aggregate cost of $1,636.50.


     d.  See Item 4 above.

         e. As a result of Acquisition VI's contribution to IPLP of their 8,032 Units, as described in Item 4 above, Acquisition VI has ceased to be the beneficial owner of more than 5% of Units and thus has ceased to be a Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4 above.

Item 7. Material to be Filed as Exhibits

Exhibit (a)       Limited Partnership Unit Contribution Agreement,
dated as of December 31, 1996, by and among IPLP, Insignia, Acquisition VI, Ventures and certain other parties named therein.

Exhibit (b)       Assignment and Assumption Agreement, dated as of
December 31, 1996, by and among IPLP, IPT, Shelter Realty VI
Corporation and certain other parties named therein.

Exhibit (c)       Joint Filing Agreement, dated March 11, 1997.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 1997

                         INSIGNIA FINANCIAL GROUP, INC.


                         By:    /s/ John K. Lines
                         ------------------------
                         Name:  John K. Lines
                         Title: General Counsel and Secretary

                         INSIGNIA PROPERTIES, L.P.



                         By:    /s/ John K. Lines
                         ------------------------
                         Name:  John K. Lines
                         Title: Vice President

                         ANDREW L. FARKAS



                          /s/ Andrew L. Farkas
                          --------------------


                         INSIGNIA PROPERTIES TRUST



                         By:    /s/ John K. Lines
                         ------------------------
                         Name:  John K. Lines
                         Title: Vice President


                         SP VI ACQUISITON, LLC



                          By:  /s/ Jeffrey L. Goldberg
                          ----------------------
                          Name:  Jeffrey L. Goldberg
                          Title:  President

                                                        EXHIBIT INDEX

Exhibit             Description                                       Page

(a)                        Limited Partnership Unit
                           Contribution Agreement, dated as of
                           December 31, 1996, by and among IPLP,
                           Insignia, Acquisition VI, Ventures
                           and certain other parties named
                           therein.                                         13

(b)                        Assignment and Assumption Agreement,
                           dated as of December 31, 1996, by and among
                           IPLP, IPT, Shelter Realty VI Corporation and
                           certain other parties named therein.             20

(c)                        Joint Filing Agreement, dated
                           March 11, 1997.                                  23

                                   EXHIBIT (a)

                            LIMITED PARTNERSHIP UNIT
                             CONTRIBUTION AGREEMENT

         THIS LIMITED PARTNERSHIP UNIT CONTRIBUTION AGREEMENT (this "Agreement") is entered into by and between Insignia Financial Group, a corporation organized under the laws of the State of Delaware; Market Ventures, L.L.C., a limited liability company organized under the laws of the State of Delaware; Liquidity Assistance, L.L.C., a limited liability company organized under the laws of the State of Delaware; DGP Acquisition, L.L.C., a limited liability company organized under the laws of the State of Delaware; LP 6 Acceptance Corporation, a corporation organized under the laws of the State of Delaware; SP I Acquisition, L.L.C., a limited liability company organized under the laws of the State of Delaware; SP II Acquisition, L.L.C., a limited liability company organized under the laws of the State of Delaware; SP III Acquisition, L.L.C., a limited liability company organized under the laws of the State of Delaware; SP V Acquisition, L.L.C., a limited liability company organized under the laws of the State of Delaware; SP VI Acquisition, L.L.C., a limited liability company organized under the laws of the State of Delaware; (each individually a "Contributing Partner" and collectively the "Contributing Partners"), and Insignia
Properties, L.P., a limited partnership organized under the laws of the State of Delaware (the "Partnership"). This Agreement and the First Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P. (the "Partnership Agreement") are entered into simultaneously with each other as of the 31st day of December, 1996 and each shall be effective as of the Closing
Date, as defined herein (notwithstanding the foregoing, the Partnership Agreement may become effective before the date of this Agreement).


                                    RECITALS

         A. Each Contributing Partner owns limited partner interests in limited partnerships that principally own multi-family residential housing and, to a lesser extent, commercial properties. The identity of each such partnership, together with the number of limited partnership units owned by each Contributing Partner, is set forth under the name of each Contributing Partner in Exhibit A hereto (collectively, the "Limited Partner Interests").

         B. Insignia Properties Trust, a Maryland business trust ("IPT"), was formed in May 1996, for the purpose of qualifying to act as a real estate investment trust under the Internal
Revenue Code of 1986, as amended. IPT is a successor by merger to Insignia Properties Corporation, a Delaware corporation formed on January 17, 1996.

         C. It is contemplated that substantially all of IPT's assets will be held in, and substantially all of its investments will be conducted through the Partnership, which will hold, among other things, all of the Limited Partner Interests.

         D. Accordingly, each Contributing Partner hereby proposes to contribute the Limited Partner Interests to the Partnership in exchange for which the Partnership will issue limited partner units to Insignia Financial Group, Inc., a Delaware corporation
("IFG").

         In consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the Contributing Partners and the Partnership hereby agree as follows:


                                                          ARTICLE I

                                                     CONTRIBUTION OF ASSETS

         1.01 Contribution of the Assets. Subject to the terms and conditions of this Agreement, on January 1, 1997 (the "Closing
Date"), each Contributing Partner shall assign and deliver to the Partnership as its Capital Contribution (as defined in the Partnership Agreement) all of its right, title and interest in and to the Limited Partner Interests in exchange for the issuance to IFG of the aggregate number of limited partnership units in the Partnership set forth on Exhibit B hereto (collectively, the "Partnership Interests") (the number shown on Exhibit B is subject to adjustment based on those final valuations of the Partnership Interests as shown in that certain Confidential
Memorandum by which IPT will offer shares of beneficial interest).

         1.02 Assignment of Ownership Interest. Effective as of the Closing Date, each Contributing Partner shall grant, assign, transfer, convey and deliver to the Partnership, all of such Contributing Partner's right, title and interest in and to 100% of such Contributing Partner's Partnership Interest in the Partnership(s) free and clear of all liens, encumbrances, security interests and competing claims.

         1.03 Assumption of Obligations. By acceptance of this Agreement the Partnership hereby agrees from and after the Closing Date to be bound by all of the terms and provisions of the Partnership Agreements applicable to each Contributing
Partner and each Contributing Partner Partnership Interest all as set forth on Exhibit C hereto and assumes and agrees to perform, pay and discharge in full, when due, all of each Contributing Partner's liabilities and obligations under the Partnership Agreements and with respect to each Contributing Partner's Partnership Interest; provided, however, that this assumption shall have application only to those liabilities and obligations of each Contributing Partner first accruing or arising on or after the Closing Date and shall have no application to any such liabilities and obligations accruing or arising prior to the Closing Date.


                                   ARTICLE II

                      EVENTS OCCURRING ON THE CLOSING DATE

         2.01 Deliveries by the Contributing Partners. In addition to the Limited Partner Interests to be delivered to the Partnership on the Closing Date, each Contributing Partner shall deliver the following to the Partnership on the Closing Date, each in form and substance satisfactory to the Partnership and, unless otherwise agreed in writing by the Partnership, dated as of the Closing Date:

                  (a) A copy of the resolutions of each Contributing Partner's Board of Directors, certified by a duly authorized officer of such Contributing Partner, authorizing or ratifying its execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby;

                  (b) A certificate of a duly authorized officer of each Contributing Partner certifying the names and true signatures of the officers of such Contributing Partner authorized to sign this Agreement and the other documents to be delivered hereunder and thereunder; and

                  (c) Such other approvals and documents as the Partnership may reasonably request as to the legality, validity, binding effect or enforceability of this Agreement or any other agreement or document delivered pursuant hereto.

         2.02 Effect of Contribution. On the Closing Date, upon the satisfaction of the condition precedent set forth in Section 4.01 below, in exchange for its Capital Contribution (i) IFG will receive each Contributing Partner's respective Percentage
Interest and (ii) the Capital Account (as defined in the Partnership Agreement) of IFG will be credited with the amount set forth opposite its name on Exhibit A to the Partnership
Agreement.

                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                            OF CONTRIBUTING PARTNERS

         3.01 Conveyance of Interest. Upon the Closing Date, assuming the satisfaction of or waiver of all conditions set forth in Article IV hereof, all of the Contributing Partner's right, title and interest in and to the Limited Partner Interests will be transferred to the Partnership.

         3.02 Organization. Each Contributing Partner is validly existing and in good standing under the laws of their respective states or organization.

         3.03 Authority. Each Contributing Partner has the corporate power and authority to carry on its business as now conducted, and to execute and deliver this Agreement and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each Contributing Partner of this Agreement have been duly authorized by all necessary corporate action; and this Agreement has been duly executed and delivered by each Contributing Partner and is enforceable against each Contributing
Partner in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, receivership, conservatorship, reorganization, liquidation, moratorium or similar events affecting such Contributing Partner or its assets, or by general principles of equity.


                                   ARTICLE IV

                       CONDITIONS TO CLOSING; TERMINATION

         4.01 Conditions Precedent to Contributing Partners' Obligation to Close. The obligation of the Contributing Partners to consummate the transactions contemplated hereby are subject to the satisfaction, as of the Closing Date, the following condition, which may be waived in whole or in part by the Contributing Partners prior to closing. Each Contributing Partner in its sole discretion shall be satisfied that all necessary consents, authorizations and approvals for the consummation of the transactions contemplated hereby have been obtained from all applicable governmental authorities and other third parties.

         4.02 Termination. In the event that the condition precedent to the Contributing Partners' obligation to consummate the transactions contemplated hereby as set forth above has not been satisfied on or before the Closing Date, then in such event this Agreement shall terminate and become null and void and of no further force and effect and neither party shall have any further obligation to the other.

                                    ARTICLE V

                            MISCELLANEOUS PROVISIONS

         5.01 Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement of the parties hereto.

         5.02 Waiver of Compliance; Consents. Any failure of a party to comply with any obligation, covenant, agreement or condition herein may be waived by the other party; provided, however, that any such waiver may be made only by a written instrument signed by the party granting such waiver.

         5.03 Assignment. This Agreement and all of its provisions hereof shall be binding upon the parties hereto and their respective successors and permitted assigns and shall inure to the benefit of the parties hereto, their respective successors and permitted assigns.

         5.04 Expenses. Whether or not the transactions contemplated by this Agreement shall be consummated, all fees and expenses
(including all fees of counsel and accountants) incurred by any party in connection with the negotiation and execution of this Agreement shall be borne by such party.

         5.05 Further Assurances. From time to time, at the request of each Contributing Partner or the Partnership and without further consideration, each party, at its own expense, will execute and deliver such other documents, and take such other action, as each Contributing Partner or the Partnership may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in the Partnership good and marketable title to the Limited Partner Interests.

         5.06 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware
(without regard to its conflicts of law doctrines).  The
Contributing Partners and the Partnership each (i) irrevocably submits to the jurisdiction of any Delaware State court or Federal court sitting in Delaware in any action arising out of this Agreement or any instrument or document delivered hereunder,
(ii) agrees that all claims in such action may be decided in such court, (iii) waives, to the fullest extent it may effectively do so, the defense of inconvenient forum and (iv) consents to the service of process by mail. A final judgment in any such action shall be conclusive and may be enforced in other jurisdictions.
Nothing herein shall affect the right of any party to serve legal process in any manner permitted by law or affect its right to bring any action in any other court.

         5.07 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and shall become a binding Agreement when one or more of the counterparts have been signed by each of the parties and delivered to the other party.

         5.08 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         If to the Contributing Partners:

         Insignia Financial Group, Inc.
         One Insignia Financial Plaza
         Greenville, South Carolina 29601
         Attn:  President
         Copy to:  General Counsel

         with a copy to:

         Akin, Gump, Strauss, Hauer & Feld, L.L.P.
         399 Park Avenue
         Suite 2200
         New York, New York 10022
         Attn:  Robert G. Koen

         If to the Partnership:

         Insignia Properties, L.P.
         One Insignia Financial Plaza
         Greenville, South Carolina 29601
         Attn:  General Partner

         with a copy to:

         Akin, Gump, Strauss, Hauer & Feld, L.L.P.
         399 Park Avenue
         Suite 2200
         New York, New York 10022
         Attn:  Robert G. Koen


         5.09 Headings. The article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         5.10 Entire Agreement. This Agreement, including the exhibits, schedules, other documents and instruments referred to herein, together with the Partnership Agreement embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

         5.11 Severability. If any one or more provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

         5.12 Inconsistency or Conflict. In the event of any inconsistency or conflict between any provision of this Agreement and any provision of the Partnership Agreement, the provision of this Agreement shall govern.

         5.13 Exhibits. All Exhibits attached hereto are hereby incorporated in and made a part as if set forth in full herein.

                                   EXHIBIT (b)

                       ASSIGNMENT AND ASSUMPTION AGREEMENT


         THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (the "Assignment") is made as of this 31 day of December, 1996 by and between Shelter Realty Corporation, a corporation organized under the laws of the State of South Carolina, Shelter Realty II
Corporation, a corporation organized under the laws of the State of Carolina; Shelter Realty III Corporation, a corporation organized under the laws of the State of South Carolina; Shelter Realty IV Corporation, a corporation organized under the laws of the State of South Carolina; Shelter Realty V Corporation, a corporation organized under the laws of the State of South
Carolina; Shelter Realty VI Corporation, a corporation organized under the laws of the State of Delaware; Shelter VII Corporation, a corporation organized under the laws of the State of South Carolina; Davidson Growth Plus GP Corporation, a corporation organized under the laws of the State of Delaware; ConCap
Equities, Inc., a corporation organized under the laws of the State of Delaware; ConCap Holdings, Inc., a corporation organized under the laws of the State of Texas; NPI Equity Investments, Inc., a corporation organized under the laws of the State of Florida; U.S. Realty I Corporation, a corporation organized under the laws of the State of South Carolina; Fox Capital Management Corporation, a corporation organized under the laws of the State of California (each individually an "Assignor" and collectively the "Assignors") and Insignia Properties, L.P., a Delaware limited partnership ("Assignee"); and Insignia Properties Trust, a Maryland business trust (the "Trust").


                                    RECITALS

         A. Each Assignor owns limited partner interests and general partner interests in one or more limited partnerships.
The identity of each partnership in which each Assignor owns a general partner interest is set forth in Exhibit A hereto.

         B. Each Assignor, in addition to its right to receive its percentage allocation of profits or losses and distributions (the
"P&A Allocations") from the limited partnerships for which it acts as general partner, receives or may receive fees, income or other payment from time to time as partnership management fees, partnership management incentives and non-accountable cost reimbursements (the "Service Income Rights") to such partnerships. Several Assignors further own those limited partnership units set forth under such Assignor's name on Exhibit
B hereto (collectively with each Assignors right, title and interests as a limited partner under their respective partnership agreement, the "Units"). In consideration for such assignments
IPLP will deliver to the Trust (the sole shareholder of each

Assignor) 611,586 units of general partnership interest of IPLP
(the "IPLP Units").

         C. The Trust was formed in May 1996, for the purpose of qualifying to act as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

         D. It is contemplated that substantially all of the Trust's will be held in, and substantially all of its investments will be conducted through Assignee which will hold, among other things, all of the Service Income Rights and Units.

         E. The Assignors desire to assign to Assignee a portion of their P&A Allocations and all of their Service Income Rights and Units relating to the limited partnerships for which they serve as general partners.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Assignors and Assignee hereby agree as follows:

         1. Assignment of Economic Benefits. Each Assignor hereby grants, assigns, transfers, conveys and delivers to Assignee, all of the Assignor's right, title and interest in and to (i) all of such Assignor's Service Income Rights and (ii) the Units.

         2. Assignment of P&A Allocations. NPI Equity Investments, Inc., ConCap Equities, Inc. and Davidson Growth Plus GP
Corporation hereby grant, assign, transfer, convey and deliver to Assignee all of their right, title and interest to all of their P&A Allocation in excess of 1% of the total P&A Allocations of each limited partnership for which they serve as general partner.

         3. Assignment of Units. Each Assignor hereby grants, assigns, transfers, conveys and delivers to Assignee, all of such Assignor's right, title and interest in and to 100% of such Assignor's Units in the Partnership(s) free and clear of all liens, encumbrances, security interests and competing claims.

         4. Assumption of Obligations. By acceptance of this Assignment Assignee hereby agrees to be bound by all of the terms and provisions of the partnership agreements applicable to each Assignor and each Assignor's Units all as set forth on Exhibit C hereto and assumes and agrees to perform, pay and discharge in full, when due, all of each Assignor's liabilities and obligations under the partnership agreements and with respect to each Assignor's Units; provided, however, that this assumption shall have application only to those liabilities and obligations of each Assignor first accruing or arising on or after the date of this Agreement and shall have no application to any such liabilities and obligations accruing or arising prior to the date of this Assignment.

         5. Delivery of IPLP Units. Assignee hereby agrees to deliver to the Trust the IPLP Units.

         6. Successors and Assigns. This Assignment shall be binding upon and inure to the benefit of the successors of each of respective parties hereto.

         7. Counterparts. This Assignment may be executed in any number of counterparts. Signature pages may be detached from the counterparts and attached to a single copy of this Agreement to form physically one document. Each counterpart shall be deemed to be an original for all purposes and all counterparts shall together constitute but one and the same instrument, binding upon all parties executing the same.

         8. Governing Law. This Assignment shall be governed by, interpreted under, and construed and enforceable with, the laws of the State of New York.

                                   EXHIBIT (c)

                       Agreement of Filing of Schedule 13D


          Each of the undersigned hereby agrees that the Amendment No.5 to Schedule 13D dated on or about April 24, 1997, to which this Agreement is attached as Exhibit c, may be filed on behalf of each such person.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated:  March 11, 1997

                         INSIGNIA FINANCIAL GROUP, INC.



                         By:    /s/ John K. Lines
                         ------------------------
                         Name:  John K. Lines
                         Title: General Counsel and Secretary


                         INSIGNIA PROPERTIES, L.P.



                         By:    /s/ John K. Lines
                         ------------------------
                         Name:  John K. Lines
                         Title: Vice President


                         ANDREW L. FARKAS



                          /s/ Andrew L. Farkas
                          --------------------


                          SP VI ACQUISITON, LLC



                          By:  /s/ Jeffrey L. Goldberg
                          ----------------------
                          Name:  Jeffrey L. Goldberg
                          Title:  President

                         INSIGNIA PROPERTIES TRUST



                        By:    /s/ John K. Lines
                        ------------------------
                        Name:  John K. Lines
                        Title: Vice President

                                                         SCHEDULE I


Insignia Financial Group, Inc.

DIRECTORS*

Andrew L. Farkas
Chairman of the Board of Directors,
   President and Chief Executive Officer
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Robert J. Denison
First Security Management, Inc.
375 Park Avenue
Suite 3303
New York, New York 10158

Robin L. Farkas
730 Park Avenue
New York, New York  10021

Merril M. Halpern
Chairman of the Board and
   Co-Chief Executive Officer
Charterhouse Group International, Inc.
535 Madison Avenue
28th Floor
New York, New York  10022

Robert G. Koen
Partner
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
399 Park Avenue
New York, New York  10022

Michael I. Lipstein
Self-Employed
Michael I. Lipstein Associates
110 East 59t Street
Suite 3201
New York, New York 10022






__________________________________
* Each individual is a United States Citizen

Buck Mickel
Chairman of the Board and CEO
RSI Holdings, Inc.
Mailing Address:
Fluor Daniel Corporation
301 N. Main Street
5th Floor
Greenville, South Carolina  29601









































_____________________________________
*   Each individual is a United States Citizen

EXECUTIVE OFFICERS* (other than those listed above who are also serving as directors)

James A. Aston
Office of the Chairman and Chief
   Financial Officer
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Frank M. Garrison
Executive Managing Director; and
   President, Financial Services Division
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Jeffrey L. Goldberg
Managing Director, Investment Banking
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Edward S. Gordon
Office of the Chairman; and Chairman,
  Edward S. Gordon Company, Inc.
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Albert H. Gossett
Senior Vice President and Chief
   Information Officer
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Henry Horowitz
Executive Managing Director; and
   President, Insignia Commercial Group Inc.
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602


_____________________________________
*   Each individual is a United States Citizen

William H. Jarrard, Jr.
Managing Director,
   Partnership Administration
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Neil J. Kreisel
Executive Managing Director; and
   President, Insignia Management
   Services - New York Inc.
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

John K. Lines
General Counsel and Secretary
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Martha L. Long
Controller
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Stephen C. Schoenbachler
Senior Vice President, Asset Management
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Thomas R. Shuler
Executive Managing Director; and
  President, Management Services Division
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602




____________________________________
*   Each individual is a United States Citizen

Stephen B. Siegel
Executive Managing Director; and
  President, Edward S. Gordon
  Company, Incorporated
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Ronald Uretta
Chief Operating Officer and Treasurer
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602


































____________________________________
*   Each individual is a United States Citizen

Insignia Properties Trust

TRUSTEES*

Frank M. Garrison
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Andrew L. Farkas
Chairman of the Board of Trustees
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

James A. Aston
President, Insignia Properties Trust
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

EXECUTIVE OFFICERS* (other than those listed above who are also serving as trustees)

John K. Lines
Vice President
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Scott Kester
Vice President
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602

Ronald Uretta
Chief Financial Officer
Insignia Financial Group, Inc.
Post Office Box 1089
One Insignia Financial Plaza
Greenville, South Carolina 29602




____________________________________
*   Each individual is a United States Citizen